UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

PMC Capital, Inc.

(Name of Company)

c/o PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, Texas 75252

Address of Principal Business Office
(Number and Street, City, State and Zip Code)

(972) 349-3200

Telephone Number (including area code)

001-09589

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

     PMC Capital Corporation consummated a merger with PMC Commercial Trust on February 29, 2004 pursuant to the terms and conditions of that certain Plan and Agreement of Merger dated March 27, 2003, as amended, by and between PMC Capital, Inc. and PMC Commercial Trust pursuant to which PMC Capital was merged with and into PMC Commercial Trust with PMC Commercial Trust as the surviving corporation.

SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Dallas, Texas on the 1st day of March 2004.

[SEAL]		PMC CAPITAL, INC.

		By:	/s/ Lance B. Rosemore
		Name:	Lance B. Rosemore
		Title:	President and Secretary

Attest:	/s/ Barry N. Berlin
Name:	Barry N. Berlin
Title:	Chief Financial Officer